Exhibit 99.1

February 2, 2010

Ms. Lynn Boone Henry

Bill Barrett Corporation

1099 Eighteenth Street, Suite 2300

Denver, Colorado 80202

Dear Ms. Henry:

In accordance with your request, we have audited the estimates prepared by Bill Barrett Corporation (Bill Barrett), as of December 31, 2009, of the proved reserves and future revenue to the Bill Barrett interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Bill Barrett. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Our audit of Bill Barrett’s estimates was completed on January 5, 2010. This report has been prepared for Bill Barrett’s use in filing with the SEC.

The following table sets forth Bill Barrett’s estimates of the net reserves and future net revenue, as of December 31, 2009, for the audited properties:

	Net Reserves		Future Net Revenue ($)
Category	Oil (Barrels)	Gas (MCF)	Total	Present Worth at 10%
Proved Developed Producing	3,452,079	411,942,781	1,076,158,875	657,710,938
Proved Developed Non-Producing	688,155	43,380,215	105,172,945	67,806,547
Proved Undeveloped(1)	3,643,348	462,730,188	424,585,000	(40,682,414)

Total Proved	7,783,581	918,053,188	1,605,916,875	684,835,000

Totals may not add because of rounding.

(1)	These reserves have been included based on Bill Barrett’s intent to drill these wells.

The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

When compared on a lease-by-lease basis, some of the estimates of Bill Barrett are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Bill Barrett’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Bill Barrett in preparing the December 31, 2009, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Bill Barrett.

The estimates shown herein are for proved reserves only. Bill Barrett’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which proved undeveloped reserves have been estimated. Bill Barrett has included estimates of proved undeveloped reserves for certain locations that would generate positive future net revenue but would have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. These locations have been included based on Bill Barrett’s intent to drill these wells, as evidenced by their internal budget, reserves estimates, and price forecast. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Prices used by Bill Barrett are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil volumes, the average West Texas Intermediate posted price of $57.65 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average CIG Rocky Mountains spot price of $3.035 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.

Lease and well operating costs used by Bill Barrett are based on historical operating expense records. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Lease and well operating costs for the operated properties are limited to direct lease- and field-level costs and Bill Barrett’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. Bill Barrett’s estimates of capital costs are included as required for workovers, new development wells, production equipment, and facilities. The future capital costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales volumes, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Bill Barrett with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. Our audit did not include a review of Bill Barrett’s overall reserves management processes and practices.

In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Bill Barrett, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

		By:	/s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Dan Paul Smith, P.E. 49093	By:	/s/ John G. Hattner, P.G. 559
	Dan Paul Smith, P.E. 49093		John G. Hattner, P.G. 559
	Senior Vice President		Senior Vice President

Date Signed: February 2, 2010		Date Signed: February 2, 2010

DPS:AHA